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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

National Bank of Greece S.A.
(Name of Subject Company (Issuer) and name of Filing Person (Offeror))

American Depositary Shares, each representing one Non-Cumulative Preference Share, Series A, nominal value €0.30 per share

(Title of Class of Securities)

633643507
(CUSIP Number of Class of Securities)

Gregory Papagrigoris
National Bank of Greece S.A.
Investor Relations Manager
86 Eolou Street
10232 Athens
Greece
+30 210 334 2310

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Diana Billik
Allen & Overy LLP
52 Avenue Hoche
CS 90005
75379 Paris
France
+33 1 4006 5400

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$281,250,000	$38,362.50

(1)
Estimated solely for purposes of calculating the amount of the filing fee. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934 (the "Exchange Act").

(2)
The filing fee, calculated in accordance with Rule 0-11(b)(1) of the Exchange Act and Fee Rate Advisory No. 1 for fiscal year 2013, issued by the Securities and Exchange Commission on August 31, 2012, equals $136.40 per million dollars of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by National Bank of Greece S.A., a limited liability stock company (société anonyme) organized under the laws of the Hellenic Republic (the "Bank"), which is offering to purchase for cash up to 22,500,000 of the outstanding 22,500,000 American Depositary Shares (each, an "ADS" and collectively, the "ADSs"), each representing one of its Non-Cumulative Preference Shares, Series A, nominal value €0.30 per share (the "Preference Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2013 (the "Offer to Purchase") and the accompanying Letter of Transmittal (the "Letter of Transmittal"), which, as each may be amended and supplemented from time to time, constitute the offer (the "Offer"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, at a price of $12.50 per Preference Share, net to the seller in cash, less any applicable withholding taxes and without interest, after deduction of any other applicable fees and taxes. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated in this Schedule TO by reference.

Item 2.    Subject Company Information.

(a)
Name and Address. The name of the subject company is National Bank of Greece, S.A., a limited liability stock company (société anonyme) organized under the laws of the Hellenic Republic. Its principal executive offices are located at 86 Eolou Street, 10232 Athens, Hellenic Republic, and the telephone number for its principal executive offices is +30 210 334 1000.

(b)
Securities. 25,000,000 outstanding ADSs, each representing one Preference Share.

(c)
Trading Market and Price. The information set forth in the Offer to Purchase under the heading "Historical Price Range of the ADSs" is incorporated by reference in this Schedule TO.

Item 3.    Identity and Background of Filing Person.

        National Bank of Greece S.A. is the filing person. Its address and telephone number are set forth in Item 2(a) above.

        The names of the executive officers and directors of National Bank of Greece S.A., who are persons specified in General Instruction C to Schedule TO, are set forth below. The address for each person is National Bank of Greece, S.A., 86 Eolou Street, 10232 Athens, Hellenic Republic, and the telephone number for each such person is +30 210 334 1000.

Name	Office
George P. Zanias	Chairman of the Board and non-executive member
Executive Members
Alexandros G. Tourkolias	CEO
Petros N. Christodoulou	Deputy CEO
Non-Executive Members
Ioannis C. Giannidis	Non-executive member
Stavros A. Koukos	Non-executive member
Efthymios C. Katsikas	Non-executive member
Independent Non-Executive Members
Stefanos C. Vavalidis	Independent non-executive member
Spyridon J. Theodoropoulos	Independent non-executive member
Alexandra T. Papalexopoulou Benopoulou	Independent non-executive member
Petros K. Sabatacakis	Independent non-executive member
Maria A. Frangista	Independent non-executive member
Hellenic Republic Representative
Alexandros N. Makridis	Hellenic Republic representative
Hellenic Financial Stability Fund Representative
Charalampos A. Makkas	HFSF representative

Item 4.    Terms of the Transaction.

(a)
Material Terms. The following sections of the Offer to Purchase contain information relating to the material terms of the Offer and are incorporated in this Schedule TO by reference.

  Cover Page;

  "Summary Term Sheet";

  "The Offer";

  "Risk Factors and Other Considerations Relating to the Offer";

  "Purposes of the Offer"; and

  "Taxation".

(b)
Purchases. To the best of the Bank's knowledge, ADSs will not be purchased from any officers, directors or other affiliates of the Bank.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information set forth in the Offer to Purchase under the heading "Agreements Involving the Bank's Preference Shares and ADSs" is incorporated in this Schedule TO by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)
Purpose. The information set forth in the Offer to Purchase under the headings "Purposes of the Offer" and "Summary Term Sheet—What is the purpose of the Offer?" is incorporated in this Schedule TO by reference.

(b)
Use of Securities Acquired. The information set forth in the Offer to Purchase under the headings "Purposes of the Offer" and "Summary Term Sheet—What is the purpose of the Offer?" is incorporated in this Schedule TO by reference.

(c)
Plans. The information set forth in the Offer to Purchase under the headings "Summary Term Sheet", "The Offer", "Risk Factors and Other Considerations Relating to the Offer" and "Certain Information Concerning the Bank" is incorporated in this Schedule TO by reference. Except as disclosed in the Offer to Purchase, including in the Bank's Annual Report on Form 20-F incorporated by reference therein, the Bank currently has no plans, proposals or negotiations that relate to or would result in:

•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company or any of its subsidiaries;

•
any purchase, sale or transfer of a material amount of assets of the subject company or any of its subsidiaries;

•
any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company;

•
any change in the present board of directors or management of the subject company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•
any other material change in the subject company's corporate structure or business;

•
any class of equity securities of the subject company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

•
any class of equity securities of the subject company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•
the suspension of the subject company's obligation to file reports under Section 15(d) of the Exchange Act;

•
the acquisition by any person of additional securities of the subject company, or the disposition of securities of the subject company; or

•
any changes in the subject company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)
Source of Funds.    The information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Source and Amounts of Funds" is incorporated in this Schedule TO by reference.

(b)
Conditions.    The information set forth in the Offer to Purchase under the headings "Summary Term Sheet" and "Source and Amounts of Funds" is incorporated in this Schedule TO by reference.

(c)
Borrowed Funds.    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)
Securities Ownership.    The information set forth in the Offer to Purchase under the heading "Interests in the Bank's Preference Shares and ADSs" is incorporated in this Schedule TO by reference.

(b)
Securities Transactions.    The information set forth in the Offer to Purchase under the heading "Interests in the Bank's Preference Shares and ADSs" is incorporated in this Schedule TO by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)
Solicitations or Recommendations.    The information set forth in the Offer to Purchase under the heading "Persons and Assets Employed in Connection with the Offer" is incorporated in this Schedule TO by reference.

Item 10.    Financial Statements of Certain Bidders.

        Not applicable, pursuant to Instruction 2 of Item 10 of Schedule TO.

Item 11.    Additional Information.

(a)
Agreements.    The information set forth in the Offer to Purchase under the headings "Certain Information Concerning the Bank" and "Certain Regulatory Matters" are incorporated in this Schedule TO by reference.

(b)
Other Material Information.    The information set forth in Exhibits 99.(a)(1)(A) through 99.(a)(1)(D) and Exhibit 99.(a)(5) are incorporated in this Schedule TO by reference.

Item 12.    Exhibits.

99.(a)(1)(A)	Offer to Purchase dated May 31, 2013.
99.(a)(1)(B)	Form of Letter of Transmittal.
99.(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(5)	Press release issued by National Bank of Greece S.A. dated May 31, 2013.
99.(b)	Not applicable.
99.(d)	Not applicable.
99.(g)	Not applicable.
99.(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not Applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: May 31, 2013

National Bank of Greece S.A.
By:	/s/ Petros Christodoulou

Name:	Petros Christodoulou
Title:	Deputy Chief Executive Officer

 EXHIBIT INDEX

99.(a)(1)(A)	Offer to Purchase dated May 31, 2013.
99.(a)(1)(B)	Form of Letter of Transmittal.
99.(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(5)	Press release issued by National Bank of Greece S.A. dated May 31, 2013.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements of Certain Bidders.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX